

Mail Stop 3561

April 20, 2010

Jack E. Brucker
President and Chief Executive Officer
Rural/Metro Corporation
9221 East Via de Ventura
Scottsdale, Arizona 85258

>   **Re: Rural/Metro Corporation**
>   **Form 10-K for fiscal year ended June 30, 2009**
>   **Filed September 9, 2009**
>   **File No. 000-22056**

Dear Mr. Brucker:

We have reviewed your letter dated April 9, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule 14A Filed October 28, 2009</u>
<u>Executive Compensation, page 14</u>

1.   We note your response to comment one of our letter dated March 11, 2010, and we reissue the comment. Please confirm that in future filings you will disclose the specific performance targets used to determine awards under the Management Incentive Plan and vesting of RSUs. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, you may contact me at (202) 551-3859.

Regards,

John Dana Brown
Attorney-Advisor

cc: Christopher E. Kevane
        Fax: (480) 627-6252